AI
4/2/2002

02022191

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SEC FILE NUMBER
8-44398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED MAR 0 5 2002 WASH. D.C. 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Great Pacific Fixed Income Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 Von Karman Ave., Suite 420
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Yaap (800) 284-4804
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keli Stelmar
(Name — *if individual, state last, first, middle name*)

3920 Ternez Drive	Moorpark	California	93021
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AI
4/2/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Robert W. Yaap, swear (or affirm) that, to t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Great Pacific Fixed Income Securities, Inc., as December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1180149
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2002

Robert W. Yaap
Signature

CEO
Title

Dave Banerjee 2/25/02
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great Pacific Fixed Income Securities, Inc.
December 31, 2001

Table of Contents

KELI STELMAR

Certified Public Accountant
3920 Ternez Drive
Moorpark, CA 93021
phone (805) 523-8459
fax (805) 553-0443

Board of Directors
Great Pacific Fixed Income Securities, Inc.

I have audited the accompanying statement of financial condition of Great Pacific Fixed Income Securities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Great Pacific Fixed Income Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Keli Stelmar
Certified Public Accountant
February 25, 2002

Great Pacific Fixed Income Securities, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and Cash Equivalents	$	1,032,352
Accounts Receivable		585,315
Clearing Firm Deposit		447,301
Investments (Note2)		159,561
Property & Equipment		
Net of Accumulated Depreciation (Note 4)		10,634
Other Assets		23,019
Total Assets	**$**	**2,258,182**

LIABILITIES AND SHAREHOLDERS' EQUITY

Accrued Commissions & Salaries	$	1,137,650
Accrued Payroll Taxes		709,712
Other Accrued Expenses		98,574
Total Liabilities		1,945,936
Shareholders' Equity		
Common Stock, 1,000,000 shares authorized, no par value, 200,000 shares issued and outstanding at stated value of $.02 per share		4,000
Additional Paid in Capital		187,868
Retained Earnings		120,578
Less: Treasury Stock (Note 7)		(200)
Total Shareholders' Equity		312,246
Total Liabilities & Shareholders' Equity	**$**	**2,258,182**

The accompanying notes are an integral part of these financial statements.

Great Pacific Fixed Income Securities, Inc.
Statement of Income
For the Year Ended December 31, 2001

REVENUES		
Principal Transactions		5,489,976
Commissions		5,023,517
Interest Income		29,918
Underwriting and Syndication Fees		955
Other Income		7,776
Total Revenues	**$**	**10,552,142**
EXPENSES		
Clearing Charges		1,128,899
Commissions		6,224,744
Communications		170,203
Employee Compensation & Benefits		2,183,820
Occupancy		107,348
Travel & Entertainment		52,309
Operating Expenses		653,467
Total Expenses		**10,520,790**
Net Income (Loss)	**$**	**31,352**

The accompanying notes are an integral part of these financial statements.

Great Pacific Fixed Income Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 4,000	$ 182,868	$ 95,015	$ 281,883
Prior Period Adjustment			(5,789)	(5,789)
Capital Contribution		5,000		5,000
Net Income (Loss)			31,352	31,352
Treasury Stock (Note 7)	(200)			(200)
Balance, December 31, 2001	**$ 3,800**	**$ 187,868**	**$ 120,578**	**$ 312,246**

The accompanying notes are an integral part of these financial statements.

Great Pacific Fixed Income Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income(Loss)	$	31,352
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation Expense		5,678
Decrease (Increase) in:		
Accounts Receivable		(100,954)
Clearing Firm Deposit		(295,961)
Other Assets		(2,864)
Increase (Decrease) in		
Accrued Commissions & Salaries		568,907
Accrued Payroll Taxes		600,262
Other Accrued Expenses		25,349
Total Adjustments		800,417
Net cash used in operating activities		**831,769**

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of Property & Equipment		(2,527)
Proceeds from sales of Investments		6,836
Net cash provided by investing activities	$	4,309

CASH FLOWS FROM FINANCING ACTIVITIES:

Prior Period Adjustment (Note 8)		(5,789)
Capital Contribution		5,000
Net cash provided by financing activities		(789)
Net increase(decrease) in cash		835,289
Cash at beginning of year		197,062
Cash at end of year	**$**	**1,032,351**

SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION:

Cash paid during the year for		
Interest	$	0
Income Taxes	$	800

The accompanying notes are an integral part of these financial statements.

Great Pacific Fixed Income Securities, Inc.
Notes to Financial Statements
December 31, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Great Pacific Fixed Income Securities, Inc. (the "Company"), Dba Great Pacific Securities, Inc., was formed in 1990 under the laws of State of California.

The firm received its independent broker dealer registration on April 8, 1993 and is currently registered in twelve (12) states as well as with the National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB).

The Company conducts business as an introducing and intermediary broker dealer. The Company deals on a principal basis in the trading of exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through Bear Stearns Clearing Corporation.

The Company is approved by the State of California as a Service Disabled Veteran Enterprise, a status that allows the Company to participate in Municipal Bond underwritings.

SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using double declining balance method over a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting differences between cost and market is included in income.

The Company and its stockholders have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxes and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

Great Pacific Fixed Income Securities, Inc.
Notes to Financial Statements
December 31, 2001

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2: INVESTMENTS

At December 31, 2001, the Company had investments in marketable securities of $ 101,685 at cost and $56,241 in market value. The resulting difference between cost and market is reflected in income.

During the year 2000, the Company purchased 3,730 NASDAQ warrants and 4,000 shares of NASDAQ common stocks totaling $103,320. The NASDAQ stocks and warrants were offered to NASD Broker Dealers as part of the initial public offerings.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2001, the Company's net capital of $158,994 exceeded the minimum net capital requirement by $29,395; and, the Company's ratio of aggregate indebtedness ($1,945,936) to net capital was 12.24 to 1, which is less than 15:1 ceiling.

Note 4: FIXED ASSETS

At December 31, 2001 fixed assets consist of the following :

Furniture & Equipment	$	131,463
Less: Accumulated depreciation		(120,829)
	$	10,634

Note 5: LEASE OBLIGATIONS

The Company leases office facilities under an operating lease agreement expiring on May 3, 2002 Under the conditions of the lease agreement, the Company is obligated for a minimum future lease obligations of approximately $ 28,740 through May 3, 2002.

Great Pacific Fixed Income Securities, Inc.
Notes to Financial Statements
December 31, 2001

Note 6: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. In 2001, the Company's pension expense totaled $134,057.

Note 7: TREASURY STOCK

On August 18, 2000, 10,000 shares formerly issued common stocks were accepted as treasury stocks for consideration of $200. At December 31, 2001, the ownership distribution was as follows, Robert Yaap, 51%, Dave Swoish, 34% and Chris Vinck, 15%.

Note 8: PRIOR PERIOD ADJUSTMENT

Capital at December 31, 2000 has been restated to reflect commission expense in the amount of $5,789.

Great Pacific Fixed Income Securities, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
December 31, 2001

Computation of Net Capital

Total Assets		$	2,258,182
Less: Total Liabilities			1,945,936
Net Worth			312,246
Less: Non-allowable assets			
Property & Equipment	10,634		
Investment	103,320		
Accounts Receivable	5,490		
Other Assets	23,019		
Total non allowable assets			(142,463)
Tentative Net Capital			169,783
Less: Haircut Deduction			(10,789)
Net Capital (Note 3)		$	158,994

Computation of net capital requirements

Minimum net capital requirements		
Minimum dollar net capital required	$	129,599
Net capital, greater of above	$	158,994
Excess Net Capital	$	29,395
Percentage of aggregate indebtedness to net capital		12.24 :1

There was no difference in net capital as computed and as reported by the company in its FOCUS IIA filings.

See independent auditor's report

Great Pacific Fixed Income Securities, Inc.
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the Reserve Requirement of Rule 15c3-3.

Great Pacific Fixed Income Securities, Inc.
Information Relating to Possession of Control
Requirements Under Rule 15c3-3
December 31, 2001

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements.

Great Pacific Fixed Income Securities, Inc.

(DBA Great Pacific Securities, Inc.)

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended December 31, 2001

KELI STELMAR

Certified Public Accountant
3920 Ternez Drive
Moorpark, CA 93021
phone (805) 523-8459
fax (805) 553-0443

Board of Directors
Great Pacific Fixed Income Securities, Inc.

In planning and performing my audit of the financial statements of, Great Pacific Fixed Income Securities, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Great Pacific Fixed Income Securities, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the is of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Keli Stelmar
Certified Public Accountant
February 25, 2002